中策集團有限公司
China Strategic Holdings Limited

04024224

51號保華企業中心8樓
'e, 51 Hung To Rd.,
loon, Hong Kong.
.372 0130
傳真 Fax : (852) 2537 6591

# FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

RECEIVED
APR 08 2004
187

7th March, 2004

**Re: China Strategic Holdings Limited – File No. 82-3596**

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

**BY COURIER**

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 12th March, 2004;
2. Form SC1 dated 11th March, 2004; and
3. Form SC1 dated 23rd March, 2004.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited

PROCESSED
APR 15 2004
THOMSON FINANCIAL

Jenny Chan
Secretary

Encl.

JC/DT/CSH04

China Daily
15 March 2004

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

# CHINA STRATEGIC HOLDINGS LIMITED

*(Incorporated in Hong Kong with limited liability)*

## ANNOUNCEMENT OF RESULTS OF MRI HOLDINGS LIMITED FOR THE YEAR ENDED 31ST DECEMBER, 2003

MRI Holdings Limited ("MRI") (formerly known as Australia Net.Com Limited), a 57.26% owned subsidiary of China Strategic Holdings Limited, has announced its audited consolidated results for the year ended 31st December, 2003. The audited financial statements of MRI are set out below.

The Board of Directors (the "Board") of China Strategic Holdings Limited ("CSH") announces the audited consolidated results of MRI Holdings Limited ("MRI") (formerly known as Australia Net.Com Limited) for the year ended 31st December, 2003 which has been announced by MRI on 12th March, 2004, in Australia. MRI, a company incorporated in Australia, is an approximately 57.26% owned subsidiary of CSH and its shares are listed on the Australian Stock Exchange.

The audited financial statements for the year ended 31st December, 2003 are prepared in accordance with the Corporations Act 2001, applicable Accounting Standards and Urgent Issues Group Consensus Views, and complies with other requirements of the law of Australia.

**Results**

The audited consolidated results of MRI and its subsidiaries for the years ended 31st December, 2003 and 2002 are as follows:

| | Year ended 31st December, 2003 A$'000 | 2002 A$'000 |
|---|---|---|
| Turnover | **635** | 629 |
| Operating profit (loss) | **2,391** | (2,127) |
| Taxation | **(111)** | (9) |
| Profit (loss) attributable to shareholders | **2,280** | (2,136) |
| Accumulated losses brought forward | **(15,140)** | (13,004) |
| Accumulated losses carried forward | **(12,860)** | (15,140) |
| Basic earnings (losses) per share | **5.0 cents** | (4.6) cents |

Diluted earnings (losses) per share is not materially different from basic earnings (losses) per share and therefore is not disclosed.

**Balance Sheet Highlights**

The audited consolidated balance sheets of MRI and its subsidiaries shows the followings:

| | As at 31st December, 2003 A$'000 | 2002 A$'000 |
|---|---|---|
| Current assets | **16,277** | 21,010 |
| Non current assets | **6,540** | 737 |
| Total assets | **22,817** | 21,747 |
| Current liabilities | **(189)** | (51) |
| Non current liabilities | **(71)** | (91) |
| Net assets | **22,557** | 21,605 |
| Share capital | **31,184** | 31,184 |
| Reserves and accumulated losses | **(8,627)** | (9,579) |
| | **22,557** | 21,605 |

By Order of the Board
**Chan Ling, Eva**
*Executive Director*

Hong Kong, 12th March, 2004

股份分配申報表
# Return of Allotments
(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

公司註冊處
Companies Registry

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 29649

**1 公司名稱 Company Name**

China Strategic Holdings Limited
中策集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 08 | 03 | 2004 |

至 To

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 11 | 03 | 2004 |

**3 本次股份分配的總款額 Totals of this Allotment**

(註 Note 8)

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| 已繳及應繳的總面額<br>**Total** Nominal Amount Paid and Payable | HK$ | 1,250,000 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項]<br>**Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HK$ | 970,000 |

**4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HK$ | 87,859,508.70 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Treasure Way Services Limited

地址 Address: 8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon

電話 Tel: 2372 0130 傳真 Fax: 2537 6591

電郵地址 E-mail Address:

檔號 Reference:

**請勿填寫本欄 For Official Use**

Your Receipt
Companies Registry
H.K.

26/03/2004 CC541744
CR No. : -029649-
Sh. Form : SC1
08 $970.00
---
TOTAL(CHQ) $970.00

29649

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of *Each Share* | *每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium) | | *每股*的溢價款額 Premium on *Each Share* | 已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| **Ordinary** | **12,500,000** | **HK$0.1** | **HK$0.1776** | **-** | **HK$0.0776** | **HK$970,000** |
| | | | | | | |
| | | | | | | |

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of *Each Share* | *每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium) | | *每股*的溢價款額 Premium on *Each Share* | 被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10) 分配上述(B)項股份的代價
**Consideration for which the Shares in (B) have been Allotted**

29649

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | Ordinary | |
| Cheung Sze Man | 14/F, Flat C, Crystal Court, 6 Man Wan Road, Kowloon, Hong Kong | 4,000,000 | |
| Tang Bo Shan | Room C, 13/F, Block 8 Lung Mun Oasis, Tuen Man N.T. | 1,500,000 | |
| Wu Wai Kwan | Room 3006, Hin Fu House, Hing Keng Estate, Shatin, N.T. | 1,000,000 | |
| Ng Sau Lin | Flat D, 16/F., Block 2, Maritime Bay, Junk Bay, New Territories | 1,000,000 | |
| Chu Man Chun | Flat 13, 37/F., On Yan House, Tsz On Court, Kowloon | 1,000,000 | |
| Chan Yan Yan, Jenny | Flat D, 6/F, Block 10, Park Island, Ma Wan, N.T. | 3,000,000 | |
| Tsang Pui Kwan | Flat E, 11/F, Block 5, The Liberte, 833 Lai Chi Kok Road, Kowloon, Hong Kong | 1,000,000 | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | 12,500,000 | |

簽署 Signed : Jenny

姓名 Name : Chan Yan Yan, Jenny

~~董事 Director~~／秘書 Secretary *

日期 Date : 11th March, 2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

公司註冊處
Companies Registry

# 股份分配申報表
# Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 29649

**1 公司名稱 Company Name**

China Strategic Holdings Limited
中策集團有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

| | 日 DD | 月 MM | 年 YYYY |
|---|---|---|---|
| 由 From | 22 | 03 | 2004 |
| 至 To | 22 | 03 | 2004 |

**3 本次股份分配的總款額 Totals of this Allotment**

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| (註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable | HK$ | 300,000 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HK$ | 232,800 |

**4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HK$ | 88,159,508.70 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Treasure Way Services Limited

地址 Address: 8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon

電話 Tel: 2372 0130 傳真 Fax: 2537 6591

電郵地址 E-mail Address:

檔號 Reference:

**請勿填寫本欄 For Official Use**

Your Receipt
Companies Registry
H.K.

26/03/2004 CC541745
CR No. : -029649-
Sh. Form : SC1
08 $233.00
TOTAL(CSH) $233.00

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| **Ordinary** | **3,000,000** | **HK$0.1** | **HK$0.1776** | **-** | **HK$0.0776** | **HK$232,800** |
| | | | | | | |
| | | | | | | |

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |
| | | | | | | |
| | | | | | | |

(註 Note 10) 分配上述(B)項股份的代價
**Consideration for which the Shares in (B) have been Allotted**

| |
|---|
| |



指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form SC1

29649

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | Ordinary | |
| **Ng Sau Lin** | **Flat D, 16/F., Block 2, Maritime Bay, Junk Bay, New Territories** | **2,000,000** | |
| **Chu Man Chun** | **Flat 13, 37/F., On Yan House, Tsz On Court, Kowloon** | **1,000,000** | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | **3,000,000** | |

簽署 Signed : [signature]

姓名 Name : Chan Yan Yan, Jenny

~~董事 Director~~／秘書 Secretary *

日期 Date : 23rd March, 2004

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*



指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)